SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(b), (c), and (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 4)

Optical Communication Products, Inc.

__________________________________________________________________________________

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

68382T-10-1

__________________________________________________________________________________

(CUSIP Number)

June 5, 2007

__________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Furukawa Electric Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12		TYPE OF REPORTING PERSON CO

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:
Optical Communication Products, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
6101 Variel Avenue Woodland Hills, California 91367
Item 2(a).	Names of Persons Filing:
The Furukawa Electric Co., Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The Furukawa Electric Co., Ltd. 2-3, Marunouchi 2-chome, Chiyoda-ku Tokyo 100-8322, Japan
Item 2(c).	Citizenship:
Japan
Item 2(d).	Title of Class of Securities:
Class B Common Stock
Item 2(e).	CUSIP Number:
68382T-10-1
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 4 of 7 Pages

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
0 shares of Class B Common Stock
(b)	Percent of Class:
0%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
0

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 5 of 7 Pages

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [ X ]

Instruction. Dissolution of a group requires a response to this item.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A.
Item 8.	Identification and Classification of Members of the Group.
N/A.
Item 9.	Notice of Dissolution of Group.
N/A.
Item 10.	Certifications.
N/A.

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

THE FURUKAWA ELECTRIC CO., LTD.

June 13, 2007
(Date)

/s/ Nagamasa Honda
(Signature)

Nagamasa Honda, Legal Department
(Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 68382T-10-1	13G Amendment No. 4	Page 7 of 7 Pages

EXHIBIT A

POWER OF ATTORNEY

The Undersigned

The Furukawa Electric Co., Ltd.

a company incorporated under the laws of Japan (“Furukawa”), having its business address at:

2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan,

represented by Mr.

Hiroshi Ishihara,

who is authorized to represent Furukawa acting alone,

hereby grants a power of attorney to each of Messrs.

Hideo Sakura, Chief Financial Officer

Nozomu Amano, General Manager, Legal Department

and

Nagamasa Honda, Legal Department,

each of the above authorized to act individually and each having the power to delegate his power of attorney:

1.        to sign any documents related to Furukawa's sale of its 66,000,000 shares of the Class B Common Stock of Optical Communication Products, Inc. to Oplink Communications, Inc.; and

2.        to take all necessary steps which are useful or required to achieve the above-mentioned purposes.

All acts and measures contemplated by this power of attorney and already taken by the attorneys-in-fact prior to the date of this power of attorney are hereby explicitly ratified.

April 12, 2007
By:	/s/ Hiroshi Ishihara
Name:	Hiroshi Ishihara
Title:	President and CEO and COO